03 APR -1 AM 7:21

Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

25 March 2003

[redacted]

03007943

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters
Assistant Company Secretary

82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

T. Rowe Price Associates, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of T. Rowe Price Associates, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

20 March 2003

11) Date company informed

24 March 2003

12) Total holding following this notification

20,791,770

13) Total percentage holding of issued class following this notification

Below 3%

82-5205

14) Any additional information

-

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification - 25 March 2003

82- 5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

25 March 2003

12) Total holding following this notification

80,023,979

13) Total percentage holding of issued class following this notification

11.06%

82-5205

14) Any additional information

-

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 25 March 2003

Details of Registered Holders

Bank of New York, London	1,781,501
Chase Nominees Ltd	62,300,597
Citibank Nominees Ltd.	447,301
Clydesdale Bank PLC, Glasgow	4,158,295
Deutsche Bank AG, London	1,777,537
HSBC London	145,100
Northern Trust Company	2,405,989
Royal Trust Corp of Canada, London	979,453
State Street Nominees Limited	6,028,206
Total	80,023,979